Exhibit 99.1

GCL Announces $10 Million Share Repurchase Program

SINGAPORE, Aug. 28, 2026 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd. (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its Board of Directors has authorized a share repurchase program for up to $10 million of the Company’s ordinary shares over the next 12 months.

“This repurchase program reflects our confidence in the Company’s long-term growth prospects and our commitment to creating value for our shareholders,” said Sebastian Toke, Group CEO of GCL. “With our cash position and the underlying strength of our business, we believe this is an opportune time to invest in our own shares, while maintaining financial flexibility to execute on our growth strategy.”

Under the program, the Company may repurchase shares from time to time through open market purchases, in privately negotiated transactions, or by other means, subject to market conditions, applicable legal requirements (including pricing, volume and other limitations of Rule 10b-18 under the Securities Exchange Act of 1934, as amended) and other relevant factors.

The repurchase program does not obligate the Company to repurchase any specific dollar amount or number of shares, and may be modified, suspended, or discontinued at any time without prior notice at the discretion of the Company. The Company currently expects to fund the repurchase program from available cash on hand.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles and PCs. Learn more at https://www.gclglobalholdings.com/

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F for the fiscal year ended March 31, 2026, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aumadvisors.com
(646) 652-7185